Form 4

1.   Name and Address of Reporting Person -- Kellogg, Peter
     R.
               C/O Spear, Leeds & Kellogg
               120 Broadway
               New York, New York 10271
2. Issuer Name and Ticker or Trading Symbol-- CenterSpan Communications Corp. (CSCC)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - March, 2001
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer -- 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock
2.   Transaction Date. -February 27, 2001.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 714,286.
          (A) or (D) = A.
          Price = 7.00.
5.   Amount of Securities Beneficially Owned at End of Month
     = 1,500,072 (1).
6.   Ownership Form -- (D).
7.   Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     = 499,900. (2)
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership Nature of
     Indirect Beneficial Ownership -- I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
(1)  1,428,572 are restricted shares.
(2)  273,853 are restricted shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.


Date: April 6, 2001                Peter R. Kellogg
                                   Peter R. Kellogg